SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                               Delta Apparel, Inc.
                               -------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)



                                   247368 10 3
                                   -----------
                                 (CUSIP Number)


    Minor M. Shaw, Post Office Box 6721, Greenville, SC 29606 (864) 271-7171
    ------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)



                                  April 6, 2005
                                  -------------
             (Date of Event which Requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 247368 10 3                               Page   2  of  6  Pages
          -----------                                     ---    ---
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   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

          Minor M. Shaw
--------- ----------------------------------------------------------------------

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a)  ___
          (See Instructions)                                      (b)  ___

--------- ----------------------------------------------------------------------

   3      SEC USE ONLY

--------- ----------------------------------------------------------------------

   4      SOURCE OF FUNDS
          OO      See response to Item 3

--------- ----------------------------------------------------------------------

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                           |_|

--------- ----------------------------------------------------------------------

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          US
--------- ----------------------------------------------------------------------

        NUMBER OF               7    SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   74,940
        OWNED BY
          EACH               ------- -------------------------------------------
    REPORTING PERSON
          WITH                  8    SHARED VOTING POWER

                                     248,339
                             ------- -------------------------------------------

                                9    SOLE DISPOSITIVE POWER

                                     74,940
                             ------- -------------------------------------------

                               10    SHARED DISPOSITIVE POWER

                                     248,339
--------- ----------------------------------------------------------------------

  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          323,279
--------- ----------------------------------------------------------------------

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (See Instructions)                                            ___

--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.8%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON

          IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

         a. Title and class of equity securities:

              Common Stock

         b. Name and address of principal executive offices of Issuer:

              Delta Apparel, Inc.
              2750 Premiere Parkway
              Suite 100
              Duluth, GA  30097

Item 2.  Identity and Background

         a. Name of filing person:

               Minor M. Shaw

         b. Business Address:

               28 East Court Street
               Greenville, SC 29601

         c. Principal occupation:

               Private Investor

         d. During the last five years, Mrs. Shaw has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         e. During the last five years, Mrs. Shaw has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         f. Citizenship:

               United States of America

Item 3.  Source and Amount of Funds or Other Consideration

         Mrs. Shaw acquired beneficial ownership of 22,494 shares of the Common Stock when such shares were transferred to her by the executor of the estate of Minor H. Mickel (her mother). The reported transaction occurred pursuant to the will of Mrs. Mickel without any exchange of consideration.

Item 4.  Purpose of Transaction

         As described in Item 3, Mrs. Shaw acquired beneficial ownership of 22,494 shares of the Common Stock under the will of Minor H. Mickel.

         Mrs. Shaw holds her Shares primarily for investment and has no plan or proposal which would relate to or result in:

         a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         e. Any material change in the present capitalization or dividend policy of the Issuer;
         f. Any other material change in the Issuer's business or corporate structure;
         g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
         h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
         j. Any action similar to any of these enumerated above.

Item 5.  Interest in Securities of the Issuer

         a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

                  Number of Shares                 Percentage

                       323,279                         7.8%

                  Mrs. Shaw owns 74,940 shares of Issuer Common Stock. Mrs. Shaw may be deemed to be the beneficial owner of 213 shares held in an IRA owned by her spouse. In addition, Mrs. Shaw owns one-third of the outstanding shares and is an officer and director of Micco Corporation, holder of 248,126 shares of Common Stock. Mrs. Shaw disclaims ownership of two-thirds of the shares owned by Micco Corporation and the shares held by her spouse.

         b. Number of Shares as to which there is:

                  (i) Sole power to vote or to direct the vote:

                           74,940 (see note a. above)

                  (ii) Shared power to vote or to direct the vote:

                           248,339 (see note a. above)

                  (iii) Sole power to dispose or direct the disposition:

                           74,940 (see note a. above)

                  (iv) Shared power to dispose or direct the disposition:

                           248,339 (see note a. above)

                  (v) Parties with whom stock powers are shared:

                           Mrs. Shaw is an officer, director and one-third owner
                  of Micco Corporation, holder of 248,126 shares of Common Stock. Mrs. Shaw's spouse holds 213 shares of Common Stock through an IRA account. Mrs. Shaw disclaims ownership of two-thirds of the shares owned by Micco Corporation and the shares owned by her spouse.

                                Micco Corporation

                  The power to vote and to direct the disposition of 248,126 shares of Common Stock is shared with the other executive officers and directors of Micco Corporation. The other executive officers and directors of Micco Corporation are as follows:

                           BUCK A. MICKEL (Vice President and Director)
                           Micco Corporation (Investments)
                           Business Address:
                           Post Office Box 6721
                           Greenville, SC  29606

                           CHARLES C. MICKEL (Vice President and Director) Vice President, Micco Corporation (Investments) Business Address:
                           Post Office Box 6721
                           Greenville, SC  29606

                           The following gives certain information regarding Micco Corporation:

                           a. State of incorporation: South Carolina

                           b. Principal business: Investments

                           c. Address of principal business and office:
                                  Post Office Box 6721
                                  Greenville, SC  29606

                           During the last five years, neither Micco Corporation nor any of the above individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the foregoing individuals is a United States citizen.

         c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

             None other than the receipt of the shares as described in Item 3.

         d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.


                  Not applicable.

         e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

                  Not applicable.

Item 6.

         Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

         Not applicable.

Item 7.

         Material to be Filed as Exhibits:

         None.


SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:   April 22, 2005

                                  /s/ Minor M. Shaw
                                  ------------------------------------
                                  Minor M. Shaw